Exhibit 99.1

IMMEDIATE RELEASE

DUNDEE CORPORATION ACQUIRES FURTHER INTEREST IN
BREAKWATER RESOURCES LTD.

Toronto, April 20, 2009 – In accordance with regulatory requirements, Dundee Corporation (TSX: DC.A) (“Dundee Corp.”) announced today that it has acquired an aggregate of 57,960,000 units of Breakwater Resources Ltd. (“Breakwater”) at a price of $0.10 per unit (each a “Unit”) pursuant to Breakwater’s previously announced public offering. Each Unit is comprised of one common share in the capital of Breakwater (“Common Share”) and one-half of one common share purchase warrant (each whole purchase warrant, a “Warrant”). Each Warrant entitles the holder, subject to the terms described in Breakwater’s prospectus, to purchase one Common Share at an exercise price of $0.12 per Common Share. Following this transaction, Dundee Corp. owns directly and indirectly an aggregate of 170,962,510 common shares of Breakwater and 28,980,000 Warrants which represents an approximate 25.2% interest in Breakwater on an undiluted basis or an approximate 28.3% interest assuming the conversion of all Warrants held.

The position in Breakwater was acquired for investment purposes and may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $56 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

For further information, please contact:

Ned Goodman
President & Chief Executive Officer
Dundee Corporation
Telephone: (416) 365-5665

Joanne Ferstman
Executive Vice President & Chief Financial Officer
Dundee Corporation
Telephone: (416) 365-5010